Exhibit 99.1

Press Release 19 June 2017 07:00 am CEST

Celyad reports promising early results at first dose level of the solid arm of the THINK trial

•	Two metastatic colorectal cancer patients reported as Stable Disease at 3-month follow-up

•	No toxicity signals reported up to now

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered CAR-T cell therapies, today announces promising early clinical results at the 3-month follow-up of the first dose-level in the solid tumor arm of the THINK trial (THerapeutic Immunotherapy with CAR-T NKR-2).

At the first 3 x 108 cell dose-level administered to a total of three patients with metastatic cancer, the two colorectal cancer (mCRC) patients, who were progressing after at least two prior chemotherapy regimens, achieved a confirmed Stable Disease (SD) according to RECIST criteria at three months. According to recent studies conducted on similar patient populations, median progression free survival in these patients under standard of care is between 1.9 and 3.2 months. The third patient, a refractory pancreatic patient, was in progression at the same time point. No toxicity signals were observed in any of the patients.

Christian Homsy, CEO of Celyad comments: “We are pleased to have observed these encouraging preliminary results in such a late stage population. Despite being dosed only at a tenth of the expected efficacious dose based on animal experiments, the results show a stabilization of the disease. We look forward to the next stages of the trial.”

Dr. Frédéric Lehmann, Vice President Clinical Development and Medical Affairs at Celyad adds: “These early results in the two heavily pre-treated mCRC patients are encouraging, considering the dismal clinical outcome of the existing standard of care for this refractory patient population. Based on these preliminary results, we look forward to progressing our clinical development plan, including higher doses and longer follow-up in the THINK study, as well at starting the SHRINK (CAR-T NKR-2 cells in combination with chemotherapy) and LINK (loco-regional administration) clinical trials shortly.”

Patients in the second dose of the solid tumor arm (1 x 109) are currently being enrolled and treated. CAR-T NKR-2 cells have so far showed a safety profile that could allow an outpatient clinical approach.

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Press Release 19 June 2017 07:00 am CEST

The hematological cancer dose escalation arm, including relapsing/refractory Acute Myeloid Leukemia (AML) and Multiple Myeloma (MM) patients, is progressing. The first dose patients have been registered and are being treated with no toxicity signals to date.

The THINK trial, conducted in the US and in Europe, includes two stages: a dose escalation and an extension stage. The dose escalation is being conducted in parallel in solid cancers (colorectal, pancreatic, ovarian, triple negative breast and bladder) and in hematologic (AML and MM) cancer groups, while the extension phase will evaluate in parallel each tumor type independently. The dose escalation design includes three dose levels adjusted to body weight: up to 3x108, 1x109 and 3x109 NKR-2 CAR T-cells. At each dose, the patients receive three successive administrations, two weeks apart, of NKR-2 CAR T-cells at the specified dose.

NKR-2 CAR T-cell therapy was designed to act as a targeted therapy with short term persistence and multiple injections in order to provide a better controlled and more predictable safety profile. The primary objective is to avoid uncontrolled in vivo cell expansion and long-term persistence thereby replacing this paradigm with well controlled pharmacokinetics.

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Press Release 19 June 2017 07:00 am CEST

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. The company utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, the CAR-T NKR-2, has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and feasibility of CAR-T NKR-2 cells in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information about Celyad, please visit: www.celyad.com

About Celyad’s NKR-T Cell Platform

Celyad is developing a unique CAR-T cell platform, using Natural Killer Receptor (NKR) transduced on to T lymphocytes. The platform targets a wide range of solid and hematological tumors. Unlike traditional CAR-T cell therapy, which target only one tumor antigen, Natural Killer (NK) cell receptors enable a single receptor to recognize multiple tumor antigens.

Celyad’s lead candidate, CAR-T NKR-2, is a CAR-T-Cell engineered to express the human NK receptor, NKG2D, which is an activating receptor. CAR-T NKR-2 triggers cell killing through the binding of NKG2D to any of eight naturally occurring ligands that are known to be overexpressed on more than 80% of tumors.

Preclinical results indicate that CAR-T NKR-2 has multiple mechanisms of actions and goes beyond direct cancer cell killing. It inhibits the mechanisms that enable tumors to evade the immune system, activates and recruit anti-tumor immune cells and disrupts the blood supply to the tumor. These mechanisms promote the induction of adaptive immunity, meaning the development of a long-term immune memory against specific tumor antigens of the targeted tumor.

In contrast to traditional CAR-T therapeutic approaches, and based on strong preclinical evidence, Celyad’s current CAR-T NKR-2 program does not use patient lymphodepleting pre-conditioning, thereby avoiding the toxicities associated with chemotherapy and allowing the immune system to remain intact.

Celyad is developing both autologous and allogeneic CAR-T NKR-2 approaches. For autologous CAR-T NKR-2, Celyad collects the patient’s own T-Cells and engineers them to express NKG2D in order to target cancer cells effectively. Celyad’s allogeneic platform engineers the T-Cells of healthy donors, to also express TCR Inhibitory Molecules (TIMs), to avoid having the donor cells rejected by the patient’s normal tissues (also called Graft vs. Host Disease).

The preclinical research underlying this technology was originally conducted at Dartmouth College by Dr. Charles Sentman and has been published extensively in peer-reviewed publications.

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner and Chris Welsh - T: +44 (0)20 3709 5700 - celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq - T.: +32 (0)2 290 90 90 - celyad@comfi.be

For the U.S.: Stern Investor Relations

Will O’Connor and Michael Schaffzin - T.: +1 212.362.1200 - celyad@sternir.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

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Press Release 19 June 2017 07:00 am CEST

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward looking statements, including statements about the potential safety and feasibility of CAR-T NKR-2 cell therapy, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase I clinical trial for CAR-T NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 8, 2016 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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